Protea Biosciences Group, Inc. 955 Hartman Run Road Morgantown, WV 26507 P: 304.292.2226 F: 304.292.7101 www.proteabio.com

January 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protea Biosciences Group, Inc.

Registration Statement on Form S-1

Filed January 13, 2014

File No. 333-193331

Dear Sir/Madam:

Protea Biosciences Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m., Eastern time, on February 3, 2014 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PROTEA BIOSCIENCES GROUP, INC.

By:	/s/ Stephen Turner
Stephen Turner, President